Exhibit 3

REPORT OF RESULT OF TAKE-OVER BID
SECTION 147.10 OF THE SECURITIES ACT (QUÉBEC)

1.  Name and address of the Offeree issuer:

Placer Dome Inc. ("Placer Dome")
P.O. Box 49330
1600-1055 Dunsmuir Street
Vancouver, B.C.
V7X 1P1

2.  Name and address of the Offeror:

Barrick Gold Corporation (the "Offeror")
BCE Place, Canada Trust Tower
Suite 3700, 161 Bay Street, P.O. Box 212
Toronto, Ontario
M5J 2S1

3.  The Bid:

Pursuant to an offer and accompanying circular dated November 10, 2005, as amended by a notice of extension and variation dated January 4, 2006 and a notice of extension and subsequent offering period dated January 20, 2006, the Offeror made an offer (the "Offer") to acquire all of the outstanding common shares (including those shares that are subject to CHESS Depositary Interests and International Depositary Receipts) of Placer Dome, including common shares that may become outstanding after the date of the Offer but before the expiry time of the Offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable or exercisable for common shares, together with the associated rights issued under the shareholder rights plan of Placer Dome (the "Shares").

4.  Results of the Bid:

The Offeror took up an aggregate of 419,414,784 Shares of Placer Dome under the Offer, representing approximately 94% of the outstanding Shares.

The Offeror intends to commence a compulsory acquisition of the remaining Shares from the registered holders of Shares who did not accept the Offer under Section 206 of the Canada Business Corporations Act.

DATED this 7th day of February, 2006.

BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman
Sybil E. Veenman
Vice-President, Assistant General Counsel & Secretary